September 19, 2007

Via U.S. Mail and Facsimile

Dr. William H. Joyce
Chief Executive Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563-1198

RE:		Nalco Holding Company -
		Form 10-K for the fiscal year ended December 31, 2006
		File No. 001-32342

Dear Dr. Joyce:

      We have limited our review of your Form 10-K for the fiscal year ended December 31, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note the disclosure on page 3 of your 10-K that in 2006 29% of your total sales were in Europe, Africa and the Middle East, and that you have a direct sales and marketing presence in 130 countries. We also note that Exhibit 21.1 of your 10-K lists Active Subsidiaries of
Nalco Holding Company, including Nalco Korea, Ltd. in Korea. Please advise us whether you have contacts with Iran, North Korea, Sudan and/or Syria. If you do, in light of the fact that those countries have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, North Korea, Sudan and/or Syria, whether through subsidiaries, joint ventures, affiliates, alliances, or other direct or indirect arrangements. Discuss the materiality to you of such contacts, if any, both individually and in the aggregate, and whether those contacts constitute a material investment risk for your security holders.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran, North Korea,
Sudan and/or Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. In addition a number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan and/or Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, North Korea, Sudan and/or Syria.



Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Rufus Decker
		Division of Corporation Finance
Dr. William H. Joyce
Nalco Holding Company
September 19, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE